P.E. 1/1/02

02012626

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

1-15136

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 29 January 2002

By: ______________________

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS Cruises plc

NEWS RELEASE

For Immediate Release
P&O Princess Cruises plc ("P&O Princess")
29 January 2002

Statement re. Reference to the Competition Commission

P&O Princess Cruises plc ("P&O Princess") notes today's announcement by the Secretary of State for Trade and Industry concerning her reference of the agreed combination with Royal Caribbean Cruises Ltd. ("Royal Caribbean") to the Competition Commission.

The substantive facts and competition issues relating to the combination will now be reviewed by the Competition Commission, with their review due to be completed by 20th May, 2002. P&O Princess remains confident that the combination with Royal Caribbean will receive clearance following the Competition Commission's review.

The timetable for approval by P&O Princess shareholders of the proposed transaction with Royal Caribbean remains unchanged with the EGM due to be held on 14 February 2002.

Peter Ratcliffe, Chief Executive Officer of P&O Princess said:

"Notwithstanding this reference, we are confident that we will receive clearance once the Competition Commission has fully reviewed the substantive facts and issues surrounding our combination with Royal Caribbean."

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Schroder Salomon Smith Barney
+44 (0) 20 7986 4000 Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd
+44 (0) 20 7888 8888
Tom Reid (Corporate Broking)

77 New Oxford Street
London WC1A 1PP
Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241

Brunswick (London)
+44(0) 20 7404 5959
John Sunnucks
Sophie Fitton

Brunswick (US)
+1 212 333 3810
Steve Lipin
Lauren Teggelaar

Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited,which are regulated in the United Kingdom by the Financial Services Authority,are acting for P&O Princess Cruises plc and no one else in connection with the proposed combination with Royal Caribbean and the proposal from Carnival andwill not be responsible to anyone other than P&O Princess Cruises plc for providing the protections afforded to customers of Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the proposed combination or the proposal.

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney) is regulated in the United Kingdom by the Financial Services Authority. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroders is a trademark of Schroders Holdings PLC and is used under licence.